April 19, 2024

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tamika N. Sheppard

Re:	Withdrawal of Request for Acceleration of Effectiveness Aquestive Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-278498

Dear Ms. Sheppard,

Aquestive Therapeutics, Inc. (the “Company”) hereby respectfully withdraws its request for the acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-278498 (the “Registration Statement”) to April 19, 2024, at 9:00 a.m., Eastern Time, previously delivered to you on April 16, 2024. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact our legal counsel, Anna Tomczyk, of Dechert LLP, at (212) 641-5626, if you have any questions concerning this request and to confirm that our request for withdrawal has been accepted by the Securities and Exchange Commission.

Sincerely, AQUESTIVE THERAPEUTICS, INC.

/s/ Lori J. Braender
Lori J. Braender Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary

cc:	David S. Rosenthal, Dechert LLP Anna Tomczyk, Dechert LLP